SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

Commission file number:  0-22684

Universal Forest Products, Inc. Employees' Profit Sharing
and 401(k) Retirement Plan
(Full title of the plan and the address of the plan, if different from that of issuer named below)

Universal Forest Products, Inc.
2801 East Beltline NE
Grand Rapids, Michigan 49525-9736
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm

Members of the Profit Sharing and 401(k) Trustee Committee
Universal Forest Products, Inc.
Employees’ Profit Sharing and 401(k) Retirement Plan
Grand Rapids, Michigan

We have audited the accompanying statements of net assets available for benefits of Universal Forest Products, Inc. Employees’ Profit Sharing and 401(k) Retirement Plan (Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the related changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/BDO USA, LLP

Grand Rapids, Michigan
June 24, 2011

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	December 31
	2010	2009
Assets
Investments, at fair value	$153,665,588	$140,557,993

Notes receivable from participants	6,808,466	7,423,026
Employer contribution receivable	170,155	195,394
Due from investment broker	3,643	-
	160,647,852	148,176,413
Liabilities
Due to investment broker	-	(2,763)
Net assets available for benefits at fair value	160,647,852	148,173,650

Adjustment from fair value to contract value for fully benefit responsive investment contracts	(660,025)	(165,874)
Net assets available for benefits	$159,987,827	$148,007,776

See accompanying notes.

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan

Statements of Changes in Net Assets Available for Benefits
	Years Ended December 31
	2010	2009
Additions
Investment income:
Dividend and interest income	$980,743	$1,092,664
Net appreciation in fair value of common stocks	1,497,187	12,722,953
Net appreciation in fair value from common collective trust funds	1,366,964	1,004,437
Net appreciation in fair value from mutual funds	8,386,426	12,267,732
Total investment income	12,231,320	27,087,786
Participant contributions	7,270,571	7,031,064
Rollover contributions	163,180	769,403
Employer contributions	1,401,391	1,562,640
Interest from notes receivable from participants	479,575	601,863
	21,546,037	37,052,756
Deductions
Distributions to participants	(9,126,614)	(20,673,619)
Administrative expenses	(434,967)	(437,093)
	(9,561,581)	(21,110,712)

Net increase	11,984,456	15,942,044

Transfers out (Note 3)	(4,405)	(212,133)

Net assets available for benefits at beginning of year	148,007,776	132,277,865
Net assets available for benefits at end of year	$159,987,827	$148,007,776

See accompanying notes.

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan

Notes to Financial Statements

1.           Significant Accounting Policies

Basis of Accounting

The financial statements of the Universal Forest Products, Inc. Employees’ Profit Sharing and 401(k) Retirement Plan (the Plan) are presented on the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts. Although actual results could differ from these estimates, management believes estimated amounts recorded are reasonable and appropriate.

Risks and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

New Accounting Pronouncement

In January 2010, the Financial Accounting Standards Board issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements.  This standard requires new disclosures on the amount and reason for transfers in and out of Level 1 and 2 recurring fair value measurements.  The standard also requires disclosure of activities, on a gross basis, including purchases, sales, issuances, and settlements, in the reconciliation of Level 3 fair value recurring measurements.  The standard clarifies existing disclosure requirements on levels of disaggregation and disclosures about inputs and valuation techniques.  The new disclosures regarding Level 1 and 2 fair value measurements and clarification of existing disclosures are effective for periods beginning after December 15, 2009.  The disclosures about the reconciliation of information in Level 3 recurring fair value measurements are required for periods beginning after December 15, 2010.  The requirements of the standard are not expected to have a significant impact on the Plan’s current fair value disclosures.

In September 2010, the FASB issued ASU 2010-25, Plan Accounting – Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans, which requires participant loans to be segregated from plan investments subject to fair value measurement, classified as notes receivable and measured at their unpaid principal balance plus accrued interest. The ASU requires retrospective application and applies to reporting periods ending after December 15, 2010. Accordingly, the Plan’s participant loans have been reported as notes receivable in the statements of net assets available for benefits as of December 31, 2010 and 2009, and participant loan interest has been excluded from investment income in the related statements of changes in net assets available for benefits for the years ended December 31, 2010 and 2009. In addition, participant loans are now excluded from the fair value disclosures in Note 4. Adoption of the ASU represents a reclassification within the financial statements and had no impact on net assets available for benefits or changes therein.

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan

Notes to Financial Statements (continued)

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04).  ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to provide a consistent definition of fair value and improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs.  Some of the amendments clarify the application of existing fair value measurement and disclosure requirements, while other amendments change a particular principle or requirement for measuring fair value or disclosing information about fair value measurements. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011.  Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability.  The Plan utilizes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  The following provides a description of the three levels of inputs that may be used to measure fair value:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Significant observable inputs such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable or can be derived from or corroborated by observable market data by correlation or other means.

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The following valuation methodologies were used to measure the fair value of the Plan’s investments:

Common Stock: Valued at quoted market prices in an exchange and active market in which the securities are traded.

Mutual Funds: Valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Plan.

Common Collective Trust Funds: Valued based on audited information reported by the issuer of the common collective trust at year-end.

The Plan’s valuation methods may result in a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Although Plan management believes the valuation methods are appropriate and consistent with the market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan also invests in investment contracts through a common collective trust (Union Bond & Trust Company Stable Value Fund, often referred to as “Morley Stable Value Fund”).  Investment contracts held by a defined contribution plan are required to be reported at fair value, with an adjustment to contract value in the statement of net assets available for benefits because contract value of these contracts is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the Union Bond & Trust Company Stable Value Fund represents contributions plus earnings, less participant withdrawals and administrative expenses. There is no restriction in place with respect to the daily redemption of the common collective trust at this time.

The Universal Forest Products Stock Fund (the Fund) is tracked on a unitized basis. The Fund consists of common stock of Universal Forest Products, Inc. (Plan Sponsor) and funds that are held in the Union Bond & Trust Company Stable Value Fund that are sufficient to meet the Fund’s daily cash needs. Unitization of the Fund allows for daily trades. The value of a unit reflects the combined market value of the common stock and the Union Bond & Trust Company Stable Value Fund held by the Fund. At December 31, 2010 and 2009, 1,090,883 and 1,142,403 units, respectively, were outstanding with a value of $39.40 and $36.85 per unit, respectively.

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan

Notes to Financial Statements (continued)

The Pimco Total Return Fund (the Return Fund) is also tracked on a unitized basis. The Return Fund consists of the Pimco Total Return Fund and funds held in cash that are sufficient to meet the Fund’s daily needs. Unitization of the Return Fund allows for daily allocation of interest earned to participant accounts. The value of a unit reflects the combined market value of the Pimco Total Return Fund and the cash held. At December 31, 2010 and 2009, 354,946 and 227,403 units, respectively, were outstanding with a value of $19.80 and $18.24 per unit, respectively.

Purchases and sales of securities are recorded on a trade date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Concentration of Investments

Included in investments at December 31, 2010 and 2009 are shares of the Plan Sponsor’s common stock with an aggregate fair value of $41,884,447 and $41,227,863, respectively.  This investment represents 27% and 29% of total investments at December 31, 2010 and 2009, respectively.  A significant decline in the market value of the sponsor’s stock would significantly affect the net assets available for benefits.

Administrative Expenses

Administrative expenses incurred in connection with the operations of the Plan are paid by the Plan Sponsor, except for loan and certain investment fees, which are borne by the Plan. Substantially all of these expenses are paid to parties-in-interest of the Plan and are based on reasonable and customary rates for the related services.

Reclassifications

Certain prior year information has been reclassified to conform to the current year presentation.

2.           Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan Document and Summary Plan Description, as amended, for a more complete description of the Plan’s provisions.

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan

Notes to Financial Statements (continued)

The Plan is a defined-contribution, profit sharing and 401(k) plan that provides tax-deferred benefits for substantially all eligible employees of the Plan Sponsor, excluding the employees of separate subsidiaries that maintain a similar defined-contribution plan and those covered under a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 (ERISA).

Eligible employees are those who are 18 years or older and have completed 1,000 hours of employment (year of service) during the 12-month period following date of employment or, where additional periods are necessary, on succeeding Plan year-end dates. All newly eligible employees on and after July 1, 2006 are automatically enrolled in the Plan at a deferral level of 3% of eligible compensation.

Participants may voluntarily contribute up to 75% of their eligible compensation as a 401(k) contribution subject to certain regulatory limitations. Participant contributions to the Plan vest immediately.

The Plan Sponsor contributes regular discretionary matching contributions and may contribute additional discretionary matching contributions. Regular discretionary matching contributions are made quarterly and were 25% of participant deferrals in 2010 and 2009, subject to a limit of 6% of each participant’s compensation. Additional discretionary matching contributions may be made at the end of each Plan year. These amounts are not guaranteed, and may vary from year to year as the Plan Sponsor is not obligated to make such contributions.

The Plan Sponsor may also contribute a discretionary profit sharing amount annually as determined by management and approved by the Plan Sponsor’s Board of Directors. The Plan Sponsor’s annual profit sharing contributions are allocated to each participant’s account in the same ratio that each participant’s total compensation for the Plan year bears to the total compensation of all participants for such year.

Employer contributions are subject to a vesting schedule as follows:

Years of Service	Vesting Percentage

Less than 2	0%
2 but less than 3	20
3 but less than 4	40
4 but less than 5	60
5 but less than 6	80
6 or more	100

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan

Notes to Financial Statements (continued)

The vested portion of terminated and retired participants’ accounts are available for distribution following a separation from service. Forfeitures are used to offset the Plan Sponsor’s matching contributions. During 2010 and 2009, forfeitures of approximately $205,000 and $180,000, respectively, were used to offset the Plan Sponsor’s matching contributions.

Participants may select from various investment options made available by the Plan. Each participant’s account is credited with the participant’s contribution, an allocation of the Plan Sponsor’s contribution, if any, Plan earnings and losses and certain administrative expenses. Earnings allocations are based on account balances, as defined in the Plan agreement.

Participants may borrow from their account a minimum amount of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or up to 25 years for the purchase of a residence. The loans bear interest at a rate equal to the prime rate (3.25% at December 31, 2010) plus 2% calculated on a daily basis. A participant may only have five loans outstanding at any time and one new loan for every 12-month period.  Effective April 1, 2009, a participant may only have two loans outstanding at any time.

Before attainment of age 59½, participants may request in-service withdrawals from the Rollover balance within their account. Participants may also request an in-service withdrawal from their Salary Deferral balance in the event of a financial hardship, subject to certain limitations as defined by the Plan.  Once a participant attains age 59½, in-service withdrawals may be made from all contribution sources.

Upon separation from service, a participant is eligible for a lump sum distribution of their full, vested account balance. Participants may elect to receive the distribution in a lump sum amount, a qualified rollover to another plan, or may defer their distribution until a later date. However, in the absence of an election, if the vested portion of a participant’s account is $1,000 or less, this amount will be paid as a lump sum distribution as soon as administratively allowable. Participants who incur a separation from service as a result of their death, disability, or retirement will be vested at 100% prior to their distribution.

The Plan Sponsor intends to continue the Plan indefinitely, but reserves the right to terminate or amend the Plan at any time. In the event of termination of the Plan, all participants are automatically fully vested in the value of their accounts and will be paid in full.

3.           Transfers

As permitted by the plan, funds totaling approximately $4,400 and $212,000 were transferred to the Shawnlee Construction LLC 401(k) Plan (an affiliated plan) during 2010 and 2009, respectively, due to employee transfers.

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan

Notes to Financial Statements (continued)

4.           Investments

The tables below set forth by level within the fair value hierarchy the Plan’s investments as of December 31, 2010 and 2009.

Investment Assets at Fair Value
as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Common stocks	$41,884,447	$-	$-	$41,884,447
Common collective trust funds		40,556,947		40,556,947
Mutual funds:
Bond funds	7,029,288			7,029,288
Target funds	24,694,023			24,694,023
Domestic stock funds	33,929,040			33,929,040
International stock funds	5,571,843			5,571,843
Total mutual funds	71,224,194			71,224,194
Total investments at fair value	$113,108,641	$40,556,947	$-	$153,665,588

Investment Assets at Fair Value
as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Common stocks	$41,227,863	$-	$-	$41,227,863
Common collective trust funds		40,031,141		40,031,141
Mutual funds:
Bond funds	5,129,026			5,129,026
Target funds	20,887,609			20,887,609
Domestic stock funds	28,286,662			28,286,662
International stock funds	4,995,692			4,995,692
Total mutual funds	59,298,989			59,298,989
Total investments at fair value	$100,526,852	$40,031,141	$-	$140,557,993

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan

Notes to Financial Statements (continued)

Individual assets that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2010	2009

Universal Forest Products Common Stock	$41,884,447	$41,227,863
Union Bond & Trust Company Stable Value Fund	34,672,050	35,351,373
Dreyfus Midcap Index Fund	8,415,382	*
Invesco Van Kampen Growth and Income Fund	12,072,703	10,438,413
T. Rowe Price Retirement 2020 Fund	11,256,174	9,369,081
Notes receivable from participants	*	7,423,026
*Below 5% of net assets available for benefits

5.           Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 2, 2004, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the Code), and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

6.           Difference Between Financial Statements and Form 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan

Notes to Financial Statements (continued)

	December 31
	2010	2009
Net assets available for benefits from the financial statements	$159,987,827	$148,007,776
Net adjustment to fair value for fully benefit responsive investment contracts	660,025	165,874
Assets available for benefits from the Form 5500	$160,647,852	$148,173,650

The following is a reconciliation of the net increase in net assets per the financial statements to the Form 5500:

	December 31
	2010	2009
Net increase (decrease) in net assets from the financial statements	$11,984,456	$15,942,044
2010 Net adjustment to fair value for fully benefit responsive investment contracts	660,025
2009 Net adjustment to fair value for fully benefit responsive investment contracts	(165,874)	165,874
2008 Net adjustment to fair value for fully benefit responsive investment contracts		1,970,304
Increase (decrease) in net assets from the Form 5500	$12,478,607	$18,078,222

7.           Subsequent Event

Effective January 1, 2011, the Plan was amended and restated to comply with federal law and to make changes to better meet the needs of Universal Forest Products, Inc., the Participating Employers, and employees. These changes include revising the eligibility waiting period for new employees from 12 months to 60 days.

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN #38-1465835    Plan #001

December 31, 2010
(a)	(b)	(c)	(e)
		Description of Investment Including, Maturity Date,
	Identity of Issuer, Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	Current Value

	Common stock:
*	Universal Forest Products, Inc.	Universal Forest Products Common Stock	$41,884,447

	Common collective trust funds:
	Union Bond & Trust Company	Stable Value Fund	34,672,050
*	Wells Fargo NA	Enhanced Stock Market Fund	5,884,897
			40,556,947
	Mutual funds:
	American Funds	Growth Fund of America	5,776,861
	Dreyfus	Midcap Index Fund	8,415,382
	Pimco	Total Return Fund	7,029,288
	Thornburg	International Value Fund	5,571,843
	Neuberger Berman	Genesis Assets Fund	7,664,094
	Invesco Van Kampen	Growth and Income Fund	12,072,703
	T. Rowe Price	Retirement 2050 Fund	1,155,741
		Retirement 2040 Fund	4,086,763
		Retirement 2030 Fund	4,646,355
		Retirement 2020 Fund	11,256,174
		Retirement 2010 Fund	2,352,018
		Retirement Income Fund	1,196,972
			71,224,194
			153,665,588
*	Notes receivable from participants	Collateralized by vested account balances, payable in monthly installments with interest rates ranging from 5.25% to 11.5%	6,808,466
			$160,474,054

*	Indicates a party-in-interest to the Plan

Note: Column (d), cost, is not applicable, as all investments are participant-directed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Universal Forest Products, Inc., as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Universal Forest Products, Inc. Employee's Profit
Sharing and 401(k) Retirement Plan

Date:	June 24, 2011	/s/ Matthew J. Missad
Matthew J. Missad, Executive Vice President
Universal Forest Products, Inc., Plan Administrator

Date:	June 24, 2011	/s/ Michael R. Cole
Michael R. Cole, Chief Financial Officer
Universal Forest Products, Inc., Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of BDO USA, LLP